UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes ☐    No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Navigator Holdings Ltd. (the “Company”) announced that on February 19, 2025 it completed the acquisition of the first of three vessels, as previously announced on January 7, 2025.

The acquisition and delivery of the vessel, a German-built 17,000 cubic meter capacity liquefied ethylene gas carrier, renamed Navigator Hyperion, is the first of three handysize ethylene carriers that Navigator Gas committed to acquiring to complement the increased export capacity from its Export Terminal Joint Venture, as announced on January 7, 2025 (the “Transaction”). Delivery of the remaining two vessels under the Transaction is expected between February and May 2025. All three vessels are anticipated to operate in the spot market upon or shortly after delivery.

To finance the Transaction, the Company will use cash on hand and proceeds raised from a facility agreement (the “Facility Agreement”) entered into between Navigator Gas L.L.C. (the “Borrower”) and Nordea Bank Abp (“Nordea”) on February 7, 2025. Nordea will make funds available to the Borrower, subject to the terms and conditions set out in the Facility Agreement. Obligations under the Facility Agreement are guaranteed by the Company and will be secured by the three vessels.

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Navigator Holdings Ltd., dated February 19, 2025 and as Exhibit 10.1 a copy of the Facility Agreement.

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Press Release of Navigator Holdings Ltd., dated February 19, 2025.

10.1	Facility Agreement for a senior secured term loan between Navigator Gas L.L.C. and Nordea, dated February 7, 2025.

THE INFORMATION INCLUDED IN THIS REPORT ON FORM 6-K, INCLUDING THE DOCUMENT ATTACHED HERETO AS EXHIBIT 99.1, IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT: FORM F-3 (FILE NO. 333-272980) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2023; AND FORM S-8 (FILE NO. 333-278593) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: February 19, 2025	By:	/s/ John Reay
	Name:	John Reay
	Title:	Corporate Secretary